Exhibit 99.1
For immediate release
Xinhua Sports & Entertainment Limited Raises $7.5 Million in Registered Direct Offering
Beijing, China, October 26, 2009—Xinhua Sports & Entertainment Limited (“XSEL” or the “Company”; Nasdaq: XSEL), a leading sports and entertainment media company in China, announced today that it has entered into definitive agreements to sell 5,514,705 American depository shares (“ADS”) at a price per ADS of $1.36 in a registered direct offering to several select institutional investors, representing gross proceeds of $7.5 million.
Investors will also receive two series of warrants to purchase up to an aggregate of 14,889,703 class A common shares of the Company (equivalent to approximately 7,444,851 ADS). The Series A warrants to purchase up to 3,860,293 class A common shares (equivalent to approximately 1,930,146 ADS) will have an initial exercise price of $0.975 per common share ($1.95 per ADS) and are exercisable at any time commencing six months after the closing date and on or prior to the fifth anniversary of this date. The Series B warrants to purchase up to 11,029,410 class A common shares (equivalent to 5,514,705 ADS) will have an initial exercise price of $0.68 per common share ($1.36 per ADS) and are exercisable at any time commencing on the closing date and on or prior to the six month anniversary of this date.
The closing of the offering is expected to take place on or before October 29, subject to the satisfaction of customary closing conditions.
The Company plans to use the net proceeds from the offering for working capital purposes.
The class A common shares represented by the ADSs and the warrants are being offered by XSEL pursuant to an effective shelf registration statement filed with the Securities and Exchange Commission and declared effective on September 16, 2009. Rodman & Renshaw, LLC, a wholly owned subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq:RODM), acted as the exclusive placement agent in the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. The ADSs and the warrants may only be offered by means of a prospectus. Copies of the prospectus supplement and accompanying base prospectus relating to the offering can be obtained from the SEC’s website at http://www.sec.gov.
End
For more information:
Media Contact
Joy Tsang, XSEL, +86 10 8567 6050; +86 136 2179 1577; joy.tsang@xsel.com
IR Contact
Edward Liu, XSEL, +86 10 8567 6061; edward.liu@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305-918-7000; toll free +1 877 918 0774;
info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL”; NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand –premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the company employs more than 1,000 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited’s shares are listed on the NASDAQ Global Market (NASDAQ: XSEL).